UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Xenonics Holdings, Inc.

File No. 333-115324 - CF#22951

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Xenonics Holdings, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form SB-2 registration statement filed on May 10, 2004.

Based on representations by Xenonics Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7   through January 6, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel